centrica

taking care of the essentials

82-4578

FAX MESSAGE

To:	Office c Corpor 02049281	**Date:**	14 August, 2002 SUPPL
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Regards

Barbara Child

dlw 9/4

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

14 August, 2002

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc – Allotted 79,257 Ordinary Shares
Rule 12g 3-2 (b) File No 82-4518

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Barbara Child

For and on behalf of
Centrica plc

Enc. 1

RNS

The London Stock Exchange

14 August 2002

-

-

-

CENTRICA PLC

On 12 August 2002, Centrica plc allotted 79,257 ordinary shares of 5 5/9p each to Centrica Quest Limited in its capacity as a Qualifying Employee Share Ownership Trust (QUEST) for the Company's employee Sharesave Scheme. The shares were allotted on 12 August 2002 at 174.00p per share.

Although none of the directors have exercised their sharesave options, the executive directors of the Company, being beneficiaries under the Trust, as with other employees, are deemed to have a potential interest in the shares.

Yours faithfully

Derek Woodward

Head of Secretariat